Volaris announces summons for general extraordinary and general ordinary annual shareholders meeting

Mexico City, Mexico. April 5, 2023 – Volaris* (NYSE: VLRS and BMV: VOLAR), announces a summons for the general extraordinary and general ordinary annual shareholders’ meeting to be held on April 21, 2023.

Under Mexican law Volaris needs to hold a general ordinary shareholders’ meeting at least once a year in respect of general corporate matters. A courtesy English translation of this year’s shareholders’ meetings agenda is attached as exhibit and its backup material can be found on https://ir.volaris.com/about-volaris/corporate-governance/

The information included in this report has not been audited and does not provide information on the company’s future performance. Volaris’ future performance depends on many factors. It cannot be inferred that any period’s performance or its comparison year over year will indicate a similar performance in the future.

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 202 and its fleet from 4 to 120 aircraft. Volaris offers more than 550 daily flight segments on routes that connect 43 cities in Mexico and 28 cities in the United States, Central, and South America, with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. Volaris has received the ESR Award for Social Corporate Responsibility for fourteen consecutive years. For more information, please visit www.volaris.com.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Gabriela Fernández / gabriela.fernandez@volaris.com